KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

04024133

25 March, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
APR 09 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED APR 05 2004 WASH. D.C. 187

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 25 March, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 4/8

FILE 82-4297

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (2)
25 March, 2004 8.45 a.m.

FRANKLIN RESOURCES HOLDING IN KCI KONECRANES PLC

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act. Franklin Resources Inc. (trade reg. 13-2670991) notified on March 23, 2004 KCI Konecranes Plc and the Financial Supervision Authority of Finland the following:

Franklin Resources, Inc. controls the voting rights pertaining to 14,96% of the shares of KCI Konecranes Plc and the ownership of the shares is distributed between mutual funds and separate accounts managed by affiliated investment advisers (on May 8, 2002 the number was 16,16%).

The mutual funds of Franklin Resources hold a total of 3.42 % of the voting rights and the share capital in KCI Konecranes Plc. While affiliated investment advisers of Franklin Resources, Inc. under applicable account management agreements are granted voting authority as regards the relevant account holder's shares in KCI Konecranes Plc amounting to 11.54 % of the voting rights in the Company.

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 28,617,260 and the total number of shares is 14,308,630.

As a result of a share transaction concluded on March 19, 2004, the holdings of the below listed funds and accounts were as follows:

Holdings by mutual Funds of Franklin Resources	Number	% of total shares and voting rights
Franklin Templeton Investments (Asia Ltd.)	8,075	0.06
Franklin Templeton Investments Australia Ltd	29,000	0.20
Franklin Templeton Investments Corp.	16,820	0.12
Franklin Templeton Investment Mgmt., Ltd.	401,875	2.81
Templeton Global Advisors, Ltd.	9,975	0.07
Templeton Investment Counsel, LLC (Tax ID 59-1961621)	24,105	0.17
TOTAL	489,850	3.42

Holdings by affiliated advisers of Franklin Resources, Inc. under account management agreement	Number	% of voting rights
Templeton Global Advisers, Ltd.	102,728	0.72
Templeton Investment Counsel, LLC (Tax ID 59-1961621)	1,548,166	10,82
TOTAL	1,650,894	11.54

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Franciska Janzon, IR-Manager,
Group Communications and Investor Relations
Tel. +358-40 746 8381

DISTRIBUTION
Helsinki Exchanges
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